

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2021

Sarah Kilgore
Chief Legal and Compliance Officer
CPI Card Group Inc.
10368 W. Centennial Road
Littleton, CO 80127

>   **Re: CPI Card Group Inc.**
>   **Registration Statement on Form S-3**
>   **Filed September 14, 2021**
>   **File No. 333-259511**

Dear Ms. Kilgore:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact John Stickel at 202-551-3324 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance